SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Roebling Financial Corp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

775004 10 4

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Kenneth R. Lehman Not Applicable
2)	Check the appropriate box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship USA
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 125,311
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 125,311
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 125,311
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
11)	Percent of Class Represented by Amount in Row 9 7.4%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 775004 10 4	Page 2 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Joan Abercrombie Lehman Not Applicable
2)	Check the appropriate box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship USA
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 125,311
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 125,311
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 125,311
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
11)	Percent of Class Represented by Amount in Row 9 7.4%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 775004 10 4	Page 3 of 6 Pages

Item 1	(a)	Name of Issuer:

Roebling Financial Corp, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

130 South & Delaware Avenue, Roebling, NJ 08554.

Item 2	(a)	Name of Person Filing:

This Schedule 13G is jointly filed by Kenneth R. Lehman and Joan Abercrombie Lehman (the “Filing Persons”), spouses, who jointly own all securities to which this Schedule 13G relates.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

1408 N. Abingdon Street, Arlington, VA 22207

Item 2	(c)	Citizenship:

USA

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

775004 10 4

Item 3:	Not applicable

CUSIP No. 775004 10 4	Page 4 of 6 Pages

Item 4:	Ownership

(a) Amount beneficially owned

125,311

(b) Percent of class

7.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

125,311

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

125,311

Item 5:	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7:	Identification and Classification of the Subsidiary that Acquired Securities Being Reported On.

Not applicable.

Item 8:	Identification and Classification of Members of the Group.

Not applicable.

Item 9:	Notice of Dissolution of Group.

Not applicable.

Item 10:	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2011

/s/ Kenneth R. Lehman
Kenneth R. Lehman

/s/ Joan Abercrombie Lehman
Joan Abercrombie Lehman